As filed with the Securities and Exchange Commission on April 18, 1997


             1933 Act File No. 33-64872; 1940 Act File No. 811-7820

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        Pre-Effective Amendment No. _____

                       Post-Effective Amendment No. _____
                        (Check appropriate box or boxes.)

                    AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
                ------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                                 (816) 531-5575
              (Registrant's Telephone Number, Including Area Code)

         American Century Tower, 4500 Main Street, Kansas City, MO 64111
        ----------------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                              James E. Stowers III
         American Century Tower, 4500 Main Street, Kansas City, MO 64111
        ----------------------------------------------------------------
                     (Name and address of Agent for Service)

           Approximate Date of Proposed Public Offering June 16, 1997


The Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2. The Rule 24f-2 notice for the fiscal year ended March 31, 1997 will be filed in May, 1997.

                        AMERICAN CENTURY REAL ESTATE FUND
                                   A SERIES OF
                    AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.

                       REGISTRATION STATEMENT ON FORM N-14

                              CROSS REFERENCE SHEET
                          (AS REQUIRED BY RULE 481(a))

PART A OF FORM N-14

1.   Beginning of Registration Statement
     Outside Front Cover Page of Prospectus..................... Cross Reference Sheet; Cover Page

2.   Beginning and Outside Back Cover Page
     of Prospectus ............................................. Table of Contents

3.   Fee Table Synopsis Information and Risk
     Factor..................................................... Important Information You Should Consider;
                                                                 Transaction and Operating Expense Information;
                                                                 Information Relating to the Proposed Merger

4.   Information About the Transaction.......................... Information Relating to the Proposed Merger;
                                                                 Information Relating to Voting Matters

5.   Information About the Registrant .......................... Important Information You Should Consider,
                                                                 Information Relating to the Proposed Merger;
                                                                 Shareholder Transactions and Services

6.   Information About the Company Being
     Acquired .................................................. Important Information You Should Consider,
                                                                 Information Relating to the Proposed Merger;
                                                                 Shareholder Transactions and Services

7.   Voting Information ........................................ Important Information You Should Consider;
                                                                 Information Related to Voting Matters

8.   Interest of Certain Persons and Experts ................... Not Applicable

9.   Additional Information Required for Reoffering
     by Persons Deemed to be Underwriters ...................... Not Applicable


PART B OF FORM N-14

10.  Cover Page ................................................ Cover Page

11.  Table of Contents ......................................... Table of Contents

12.  Additional Information About the Registrant ............... Additional Information

13.  Additional Information About the Company
     Being Acquired ............................................ Additional Information

14.  Financial Statements ...................................... Financial Statements


PART C OF FORM N-14

14.  Indemnification ........................................... Indemnification

15.  Exhibits .................................................. Exhibits, Exhibit Index

16.  Undertakings .............................................. Undertakings

                           RREEF SECURITIES FUND, INC.
                                 The RREEF Funds
                              101 California Street
                      San Francisco, California 94111-5853

Dear RREEF Shareholder:

         Since the summer of 1996, representatives of RREEF Real Estate Securities Fund have been looking for ways to improve the service levels and distribution capabilities of your fund. We determined that linking with an existing mutual fund family was in the best long-term interests of the fund. To that end, discussions with American Century Investments began last fall concerning making your fund a part of the American Century fund family. The American Century fund family, as you may know, is a Kansas City, Missouri-based family of funds consisting of nearly 70 no-load funds, totaling over $50 billion in assets that was created after the acquisition of The Benham Group of mutual funds by Twentieth Century Mutual Funds. After extensive discussions I am pleased to report that, subject to your approval, an agreement has been reached to add your fund to the American Century family. In order to obtain your approval, the Board of Directors of the RREEF Real Estate Securities Fund has called a special meeting of shareholders to be held June 13, 1997. At that meeting you will be asked to consider and approve a proposed agreement and a plan of merger. Pursuant to this agreement, you will be asked to approve the merger of your fund into a shell fund, the American Century Real Estate fund, which is a portfolio of American Century Capital Portfolios, Inc. The merger will result in your fund being managed by American Century Investment Management, Inc., but your fund will continue to be subadvised by RREEF Real Estate Securities Advisers. Hence the day-to-day operations of your fund will continue to be carried out by the same people that have done it since the fund's origin.

         Pending your approval, the transaction is expected to occur on or shortly after June 13, 1997.

         In the transaction, the number and value of the shares you hold at the time of the merger will not change, and will be the same immediately after the merger. The merger will be tax-free and will not involve any sales loads, commissions or transaction charges. Following the merger, the investment objectives and investment policies of the new fund will be substantially identical to the investment objectives and policies of the RREEF Real Estate Securities Fund. What you will have after the merger are the benefits that come from being a part of a leading mutual fund family, including its enhanced level of service, as well as a full line of other funds from which to choose. Please see the enclosed prospectus/proxy for more information about American Century.

         THE BOARD OF DIRECTORS OF THE RREEF FUND SUPPORTS THE PROPOSED AGREEMENT AND PLAN OF MERGER AND STRONGLY ENCOURAGES THAT YOU VOTE FOR THE PROPOSAL. The Prospectus/Proxy Statement contains more detailed information about the Agreement and Plan of Merger and other related matters and the reasons why the Board recommends you vote in favor of them. Please read the documents carefully.

         Enclosed is a proxy card for the meeting. We urge you to read the enclosed proxy statement and to vote by completing, signing and returning the enclosed proxy ballot form(s) in the prepaid envelope. Even if you plan on attending the meeting, please vote and return each proxy card you receive. Your vote is very important to us. If we have not received your vote as the meeting date approaches, you will likely receive a telephone call from a RREEF representative to ask for your vote.

         The Board believes the merger will provide better opportunities for our mutual fund investors. If you have any questions, we will be happy to assist you. You may call us at (312) 266-9300. Please ask for Peter J. Broccolo, Vice President, RREEF Client Relations. We appreciate your attention to the proxy and thank you for investing with us.

                                                     Sincerely,

                                                     Kim G. Redding, President

                           RREEF SECURITIES FUND, INC.
                                 The RREEF Funds
                              101 California Street
                      San Francisco, California 94111-5853

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To be held on June 13, 1997


To RREEF Shareholders:

         NOTICE IS HEREBY GIVEN THAT a Special Meeting of the shareholders of the RREEF Real Estate Securities Fund, a portfolio of RREEF Securities Fund, Inc. (the "RREEF Fund") will be held at American Century Tower I, 4500 Main Street, Kansas City, Missouri, on June 13, 1997 at 10:00 a.m. Central time for the following purposes:

         ITEM 1 To consider and act upon a proposal to approve an Agreement and Plan of Merger and the transaction contemplated thereby, specifically the merger of the RREEF Fund with and into the American Century Real Estate Fund, a portfolio of American Century Capital Portfolios, Inc.

         ITEM 2 To transact such other business as may properly come before the Special Meeting or any adjournment(s) thereof.

         The proposed merger and related matters are described in the attached Prospectus/Proxy Statement. Appendix I to the Prospectus/Proxy Statement is a copy of the Agreement and Plan of Merger.

         Shareholders of record as of the close of business on April 25, 1997 are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) thereof.


PLEASE EXECUTE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE RETURN YOUR PROXY CARD EVEN IF YOU ARE PLANNING TO ATTEND THE MEETING. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY OR BY ATTENDING THE MEETING AND VOTING IN PERSON.


                                                     ---------------------------
                                                     Secretary


                                                     May 21, 1997

                           PROSPECTUS/PROXY STATEMENT

                               Dated May 21, 1997

RREEF SECURITIES FUND, INC.                    AMERICAN CENTURY CAPITAL
The RREEF Funds                                    PORTFOLIOS, INC.
101 California Street                          American Century Investments
San Francisco, California  94111-5853          4500 Main Street
                                               P.O. Box 419200
                                               Kansas City, Missouri  64141-6200
                                               (800) 345-2021

         This Prospectus/Proxy Statement is furnished in connection with the solicitation of votes by the Board of Directors of the RREEF Real Estate
Securities Fund (the "RREEF Fund") in connection with a Special Meeting of Shareholders to be held on June 13, 1997 at 10:00 a.m. (Central time) at American Century Tower I, 4500 Main Street, Kansas City, Missouri.

         This prospectus/proxy statement is intended to give you the information you need to consider and vote on the proposed merger of the RREEF Fund with and into the American Century Real Estate Fund (the "ACRE Fund") pursuant to an Agreement and Plan of Merger that can be found in Appendix I to this document. Both funds are open-end management investment companies. Much of this information is required by rules of the Securities and Exchange Commission; some of it is highly technical. If you have any questions about these materials or how to vote your shares, please call Peter J. Broccolo, Vice President, RREEF Client Relations, at (312) 266-9300.

         The ACRE Fund is a newly created series of American Century Capital Portfolios, Inc. ("ACCP") that currently has no assets. It currently possesses substantially identical investment objectives and investment policies as the RREEF Fund. It was created for the purpose of facilitating the addition of the RREEF Fund to the American Century Investments mutual fund family. Both funds are registered with the SEC. Copies of the Prospectuses and Statement of Additional Information of both funds are included with this Prospectus/Proxy Statement.

         This Prospectus/Proxy Statement constitutes the Proxy Statement of the RREEF Fund for the Special Meeting of Shareholders and a prospectus for the Investor Class shares of the ACRE Fund that are to be issued in connection with the merger. It is expected to be first sent to shareholders on or about May 21, 1997.

         LIKE ALL MUTUAL FUND SHARES, THE SECURITIES OF THE ACRE FUND HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                       1


                                                 TABLE OF CONTENTS


Important Information You Should Consider (Q&A).....................3
Transaction and Operating Expense Information.......................9
Information Relating to the Proposed Merger........................10
     Description of the Agreement and Plan of Merger...............10
     Board Consideration...........................................10
Additional Information About the Proposed Transaction..............12
     Federal Income Tax Consequences...............................12
     Capitalization................................................12
     Information about the ACRE Fund...............................12
     Information about the RREEF Fund..............................14
Shareholder Transactions and Services..............................15
     Classes.......................................................15
     Sales Loads and other Redemption Fees.........................15
     Purchase Policies.............................................16
     Redemption Policies...........................................18
     Share Exchanges...............................................19
     Open Orders...................................................19
     Responsibility for Telephone Instructions.....................19
     Automated Information Line and Online Access..................20
     Dividends and Distributions...................................20
Information Relating to Voting Matters.............................21
     General Information...........................................21
     Voting and Revocation of Proxies..............................21
     Record Date...................................................21
     Quorum........................................................21
     Shareholder Vote Required.....................................22
     Cost of Proxy Solicitation....................................22
     Certain RREEF Fund Shareholders...............................22
     Appraisal Rights..............................................23
     Annual Meetings...............................................23
Additional Information.............................................23
Litigation.........................................................23
Financial Statements...............................................23
Pro Forma Financial Statements.....................................24
Other Business.....................................................24
Shareholder Inquiries..............................................24
Appendix I--Agreement and Plan of Merger

NO  PERSON  HAS  BEEN  AUTHORIZED  TO  GIVE  ANY  INFORMATION  OR  TO  MAKE  ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE RREEF FUND OR ACCP.

                                       2


                    IMPORTANT INFORMATION YOU SHOULD CONSIDER

         The following Q&A is a brief summary of some of the key features of the proposed merger that may be important to you. As is true with all summaries, however, perhaps not all of the information or topics that you may think are important will be included below. As a result, this Q&A is qualified in its entirety by the more detailed information contained elsewhere in this
Prospectus/Proxy Statement, or incorporated into this Prospectus/Proxy Statement, or attached as an Appendix. Accordingly, please read all the enclosed proxy materials before voting. Please remember to vote your shares as soon as possible.


Q.       What is the purpose of the upcoming meeting?

         A. The Board of Directors has recommended merging the RREEF Fund with and into the ACRE Fund. The merger requires shareholder approval. As a result, the Board is soliciting your proxy for a special shareholder meeting to consider the merger.

Q.       What is the ACRE Fund? Why is the merger being proposed?

         A. The ACRE Fund is a newly-created series of American Century Capital Portfolios, Inc. ("ACCP"). It currently has no assets. It possesses substantially identical investment objectives and investment policies as the RREEF Fund. It was created for the purpose of establishing an entity into which the RREEF Fund could merge. The merger is being proposed so that the RREEF Fund will become, in effect, a part of the American Century Investments mutual fund family. The ACRE Fund will be a "successor" to the RREEF Fund, which means the performance record of the RREEF Fund, as well as its financial statements, will continue in the ACRE Fund.

Q.       Who is American Century Investments?

         A. American Century Investments is a Kansas City, Missouri-based mutual fund complex consisting of nearly 70 funds. It is the fund group that was created after the acquisition of The Benham Group of mutual funds by Twentieth Century Mutual Funds. The complex totals more than $50 billion in assets under management, and serves over 2 million shareholders. It is currently the fourth largest no-load mutual fund complex in the United States.

                                       3

Q.       Why did the RREEF Board of Directors approve the merger?

         A. While there were many reasons, a primary reason was to improve the level of shareholder service available to fund shareholders. The Directors specifically considered the benefits that will be available to fund shareholders as a result of being part of a leading mutual fund family, such as the availability of increased and expanded telephone services, audio response units, enhanced shareholder statements, extended customer service hours, and improved shareholder communications, such as fund newsletters. In addition, the Directors considered the newly opened universe of funds that would be directly available to RREEF Fund shareholders. The Directors also considered the much greater network of distribution that would be available to the fund as a part of the American Century Investments family. With regard to the fund itself, the Directors considered that the ACRE Fund would have substantially identical investment policies and strategies as the existing fund, the transaction would be tax-free to existing shareholders, there would be no dilution of their current interests, and, importantly, the same advisor, RREEF Real Estate Advisers L.P., would still be making the day-to-day investment decisions for the fund. The Board was advised that RREEF Real Estate Securities Advisers was unwilling to continue to absorb expenses in its current relationship with the RREEF Fund. Considering all these and other factors, the Board determined the merger was in the best interests of the fund and its shareholders. The ACRE Fund Board of Directors also came to the same conclusion regarding the ACRE Fund.

Q.       What will shareholders receive if the merger is approved?

         A. You will receive the same number of Investor Class shares of the ACRE Fund that you now hold in the RREEF Fund. The value of the shares you receive will be the same as the value of your holdings immediately prior to the merger. Importantly, what you will also receive are shares of an American Century fund, which will make the rest of the American Century fund family directly available to you.

                                       4

Q.       What are "Investor Class" shares?

         A. The ACRE Fund has three classes of shares authorized for issuance: the Investor Class, the Institutional Class and the Advisor Class. Investor Class shares are sold without any commissions or other sales charges and are intended for purchase by retail, no-load investors. The other classes are primarily intended for purchase by institutional investors through institutional distribution channels, and will not be offered until after the merger.


Q. Will the merger cause RREEF Fund shareholders to realize income or capital gains for tax purposes?

         A. No. The exchange of shares in the merger will be tax-free for federal income tax purposes. We will obtain a legal opinion from Dechert Price & Rhoads, a law firm that specializes in this area, confirming that the merger will not be a taxable event for you. Your tax basis and holding period for your shares will be unchanged.

Q. How do the fee structure and total expense ratio of the ACRE Fund compare to the RREEF Fund?

         A. In the RREEF Fund, the Fund (and hence, its shareholders) pay separate fees for investment advisory, administrative, custodial and transfer agency services. In addition, there are other expenses, such as the cost of annual audits and legal fees, that are incurred by the Fund that are also paid for by the Fund. The aggregate total of all the fees that the Fund can incur is currently capped at a 1.00% annual fee (although, without the cap, actual fund expenses would be much higher). In contrast, the ACRE Fund has an "all-inclusive" management fee. For the Investor Class of shares (the shares RREEF shareholders will receive if the merger is approved), the all inclusive fee will be a per annum fee of 1.20%. In exchange for the all inclusive fee, American Century Investment Management, Inc. ("ACIM") pays for all expenses of the fund except for taxes, interest, brokerage commissions, the fees and expenses of outside directors, and extraordinary items. It is true that the fee for the ACRE Fund will be higher than the current fee of the RREEF Fund. As more fully detailed under the heading "Board Consideration" on page 10, however, the Directors have concluded that in light of the fees and expenses charged by the fund's competitors, the increased level of service that fund shareholders will have available, the lower account minimum to be changed on the fund and other factors, the increased fee is fair and reasonable to fund shareholders.

                                       5

Q.       Will the ACRE Fund be riskier than the RREEF Fund?

         A. As previously noted, the ACRE Fund has adopted investment objectives and policies that are substantially identical to the current objectives and policies of the RREEF Fund. Long-term capital appreciation, with income as a secondary consideration, is the goal of both funds. Interests in real estate investment trusts, and stocks of companies that are principally engaged in the real estate business are the primary investments of both funds. As a result, the risk profiles of the two funds should be essentially the same. As a current investor in the RREEF Fund, you likely are familiar with the way the fund operates and the risk that comes with it. The ACRE Fund's strategy and risks are summarized on pages --- to --- of the enclosed ACRE Fund prospectus.

Q.       When will the meeting be held?  Who is entitled to vote?

         A. The meeting will be held on Friday, June 13, 1997 at 10:00 a.m. at American Century Tower I, 4500 Main Street, Kansas City, Missouri. Please note that this will be a business meeting only. There will be no presentations about the fund. The record date for the meeting is April 25, 1997. All shareholders who own shares on that date are entitled to vote on the merger.

Q. If a shareholder returns a proxy now, can that vote be changed prior to the meeting?

         A. Yes. You can change your vote at any time by writing to us, or by sending us another proxy, or by attending the meeting and voting in person. In order to help insure we can hold the meeting, we ask that you please return the enclosed proxy at your earliest convenience. Doing so will help us achieve a quorum for the meeting.

                                       6

Q.       How do shareholders vote their shares?

         A. You can vote by mail or in person at the Special Meeting. The fastest and most convenient way is to complete, sign and mail the enclosed proxy voting card to us in the enclosed postage-paid envelope. We will vote your shares exactly as you tell us. If you simply sign the card and return it, we will follow the recommendation of the Board of Directors and vote it "FOR" the merger. If you have any questions regarding the enclosed proxy statement or need assistance in voting your shares, please call Peter J. Broccolo, Vice President, RREEF Client Relations, at (312) 266-9300.

Q.       When will the merger take place?

         A. Subject to receiving shareholder approval, the merger is scheduled to take place on June 13, 1997. The RREEF Fund will be merged into the ACRE Fund, and your shares of the RREEF Fund will be converted into the same number of ACRE Fund Investor Class shares. The value of your shares will not change as a result of the merger.

Q.       How will the day-to-day management of the ACRE Fund be handled?

         A. The ACRE Fund will be managed in the same way, on a day-to-day basis, as it is now. American Century Investment Management, Inc. ("ACIM") will serve as investment manager to the Fund. However, RREEF Real Estate Securities Advisers, the advisor to the RREEF Fund, will serve as subadvisor for the ACRE Fund, and carry out the day-to-day management of the funds' portfolio, just as it has since the RREEF Fund began operations.

                                       7

Q. How will the distribution, purchase and redemption procedures and exchange rights change with the ACRE Fund?

         A. The ACRE Fund will have the same distribution, purchase and exchange procedures as other American Century Investments funds. The distribution policies remain unchanged. Purchases can be made by mail or by telephone or electronically, if you have elected such services. The minimum initial purchase will now be $2500 (waived if you establish a $50 per month automatic investment), as opposed to the current $50,000 RREEF Fund minimum. Redemptions can be made by mail, or by telephone if you have elected that service. A big change will be that as a part of the American Century family, you will now have exchange rights into other American Century funds. For a comparison of the distribution, purchase and redemption procedures and exchange rights of each fund, please review the discussion that begins below on page 15 under the heading "Shareholder Transactions and Services."

Q. Where can shareholders get more information about the ACRE Fund and the RREEF Fund?

         A. Both funds are registered with the Securities and Exchange Commission. As a result, each has prospectuses and statements of additional information with even more detailed information than is contained in this document. A copy of each fund's Prospectus and Statement of Additional Information and the RREEF Fund's most recent Annual Report accompanies this Prospectus/Proxy Statement.

                                       8


                  TRANSACTION AND OPERATING EXPENSE INFORMATION


         The table below compares shareholder transaction expenses and annual fund operating expenses of the RREEF Fund and the Investor Class of the ACRE
Fund.

                                                                                   Investor Class
                                                     RREEF Fund                      ACRE Fund
                                                     ----------                      ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load Imposed on
    Purchases                                           None                            None
Maximum Sales Load Imposed on
    Reinvested Dividends                                None                            None
Deferred Sales Load                                     None                            None
Redemption Fee                                          None*                           None**
Exchange Fee                                            None                            None

ANNUAL FUND OPERATING EXPENSES
  (as a percentage of average net assets)
Management Fees                                        0.75%                           1.20%
12b-1 Fees                                              None                            None
Other Expenses
  (after fee waivers and/or expense
reimbursements)                                        0.25%                               0
                                                       -----                            ----
Total Operating Expenses
  (after fee waivers and/or expense
reimbursements)                                        1.00%                           1.20%
------------------------

* A fee of 1% of the assets redeemed is charged on redemptions made within one year of purchase.

** Redemption proceeds sent by wire are subject to a $10 processing fee. In addition, a fee of 2% of the assets redeemed is charged on redemptions or exchanges made within one year of purchase.

Example: An investor would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return, and (2) redemption at the end of the following periods:

                                                         1 Year       3 Years       5 Years       10 Years
                                                         ------       -------       -------       --------
RREEF Fund                                                 $10          $32           $55           $122

ACRE Fund
(Investor Class Shares)                                   $----        $----         $----          $----

                                       9

                   INFORMATION RELATING TO THE PROPOSED MERGER

         The RREEF Fund has entered into an agreement whereby it will be merged with and into the ACRE Fund. A brief summary of the Agreement and Plan of Merger follows below. For more detailed information, please refer to the Agreement and Plan of Merger, a copy of which is attached as Appendix I to this Prospectus/Proxy Statement.

         DESCRIPTION OF THE AGREEMENT AND PLAN OF MERGER. The Agreement and Plan of Merger provides that the RREEF Fund will be merged with and into the ACRE Fund. In the merger shares of the RREEF Fund will be converted into an identical number of ACRE Fund Investor Class shares, so that the holders of shares of the RREEF Fund will hold the same number of Investor Class shares of the ACRE Fund immediately after the merger as they held in the RREEF Fund immediately prior to the merger. The net asset value of the shares will not be affected by the merger.

         The Agreement and Plan of Merger provides that the RREEF Fund will declare a dividend or dividends prior to the merger which, together with all previous dividends, will have the effect of distributing to the shareholders of the RREEF Fund all undistributed ordinary income earned and net capital gains realized up to and including the effective time of the merger. The distribution is necessary to ensure that the merger will not create tax consequences to the fund. The distribution to shareholders generally will be taxable to the extent ordinary distributions are taxable to shareholders.

         The merger is subject to a number of conditions, including approval by RREEF Fund shareholders of the Agreement and Plan of Merger, the receipt of certain legal opinions described in the Agreement and Plan of Merger and the parties' performance in all material respects of their agreements and undertakings in the Agreement and Plan of Merger. Assuming the conditions specified in the Agreement and Plan of Merger are met, the merger is expected to occur on June 13, 1997.

         The expenses of the ACRE Fund and RREEF Fund incurred in connection with the merger will be paid by ACIM.

         Under the Agreement, up until the time of the merger, both funds, by mutual consent, can agree to not merge. The Agreement provides further that the Agreement may be amended by written agreement of the funds, except that after the approval of the Agreement by the RREEF Fund shareholders, no amendment can be made that would have the effect of changing the number of ACRE Fund shares to be issued to the RREEF Fund shareholders to their detriment without the further approval of those shareholders. The Agreement also provides that either party may waive any breach by the other party or the failure to satisfy any of the conditions to its obligations.

         BOARD CONSIDERATION. The Board of Directors of the RREEF Fund gave its final approval to the merger at a meeting held April 16, 1997. Materials regarding the proposed transaction, and about American Century Investments, had been provided to the Board prior to the meeting. At the meeting the Board heard presentations both from the management of the fund, as well as representatives of American Century Investments. In coming to the decision to approve the merger, the Board considered a number of factors, including the history of asset growth of the fund, its current level of shareholder service, and the shareholder service that could be provided by American Century Investments. The Board considered the proposed investment management and subadvisory relationship, the performance of the fund, and the relative performance and expense levels of the fund's major competitors. The Board also considered the historic level of losses to RREEF Real Estate Securities Advisers L.P. incurred in connection with advising the fund. For the fund's fiscal year ended October 31, 1996 RREEF Real Estate Securities Advisers absorbed $288,760 of fund expenses. The Board was advised that RREEF Real Estate Securities Advisers was unwilling to continue to absorb expenses in its current relationship with the RREEF Fund.

                                       10

         With regard to fees, the Board specifically acknowledged that the fee for the ACRE Fund is higher than the current expense cap for RREEF Fund. The expense cap is the effective total expense ratio for the RREEF Fund, as its actual expenses have been, at least historically substantially higher than the expense cap, with the difference being absorbed by the fund's advisor. It was noted, however, that the expense cap was implemented voluntarily by RREEF, in part upon the expectation that fund assets would increase at a faster rate than actually has occurred. In the absence of this voluntary cap, the total expense ratio for the RREEF Fund for the fiscal year ended October 31, 1996 would have been 6.83%. The Board was advised that, while the fund's current expense cap of 1% was voluntary, with no obligation on the part of RREEF Real Estate Securities Advisers to extend it, the 1.2% total expense limit for the ACRE Fund was established by contract, and accordingly would not go higher. However, in light of the relative fees and expenses of the RREEF Fund's competitors, as well as the greatly enhanced level of shareholder service that will be available and the significantly lower minimum initial investment for the ACRE Fund, the Board believes the fee level is fair and reasonable to RREEF Fund shareholders.

         Based upon the factors considered, the Board approved the merger. Among the reasons for the approval, the Board believes that the merger will improve the level of shareholder service available to fund shareholders. The Directors specifically considered the benefits that will be available to fund shareholders as a result of being part of the American Century mutual fund family, such as the availability of increased and expanded telephone services, audio response units, enhanced shareholder statements, extended customer service hours, and improved shareholder communications, such as fund newsletters. In addition, the Directors believe that shareholders will benefit from having the nearly 70 funds in the American Century family directly available to them. The Directors also considered the much greater network of distribution that would be available to the fund as a part of the American Century Investments family. With regard to the fund itself, the directors considered that the ACRE Fund would have substantially identical investment policies and strategies as the existing fund, the transaction would be tax-free to existing shareholders, there would be no dilution of their current interests, and, importantly, the same advisor, RREEF Real Estate Securities Advisers, would still be making the day-to-day investment decisions for the fund.

         Considering all the factors set forth above, the Board determined the merger was in the best interests of the fund and its shareholders and directed that the Agreement and Plan of Merger be submitted to shareholders for approval.

              THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR"
                  APPROVAL OF THE AGREEMENT AND PLAN OF MERGER.

         If the shareholders do not approve the Agreement and Plan of Merger, or if for any other reason the merger is not consummated, the RREEF Fund will continue operations in its current form. The Board of Directors may consider other courses of action, including other possible transactions, at that time.

         At meetings held on February 15, 1997 and March 26, 1997, American Century Capital Portfolios' Board of Directors considered the proposed merger. Based upon its evaluation of the relevant information provided to them, and in light of their fiduciary duties under federal and state law, the Directors unanimously determined that the proposed merger is in the best interests of the ACRE Fund.

                                       11

              ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION

FEDERAL INCOME TAX CONSEQUENCES

         Consummation of the merger is subject to the condition that we receive a legal opinion from Dechert Price & Rhoads to the effect that for federal income tax purposes (i) no gain or loss will be recognized by you or the RREEF Fund, (ii) your basis in the ACRE Fund shares you receive will be the same as your basis in the RREEF Fund shares held by you immediately prior to the merger, and (iii) your holding period for the ACRE Fund shares will include your holding period for your RREEF Fund shares.

         We have not sought a tax ruling from the Internal Revenue Service, but are relying upon the opinion of counsel referred to above. That opinion is not binding on the IRS and does not preclude them from taking a contrary position. The opinion from Dechert Price & Rhoads does not cover state or local taxes, and you should consult your own advisers concerning the potential tax consequences.

CAPITALIZATION

         The following sets forth as of October 31, 1996 the capitalization of the RREEF Fund. Since the ACRE Fund has no assets or shares outstanding, nor will it prior to the merger, the capitalization of the ACRE Fund immediately after the merger will be the same as the capitalization of the RREEF Fund immediately prior to the merger. Of course, the capitalization of the RREEF Fund immediately prior to the merger will be different than appears in the table as a result of market fluctuations and daily purchase and redemption activities in the RREEF Fund.

                             RREEF Fund      $

INFORMATION ABOUT THE ACRE FUND

         Complete information about the ACRE Fund is contained in the ACRE Fund Prospectus included with this Prospectus/Proxy Statement. The content of that Prospectus is incorporated herein by reference. Below is a list of types of information about the ACRE Fund and the pages in the ACRE Fund Prospectus where the information can be found.

     INFORMATION ABOUT THE                                  CAN BE FOUND IN THE
        FOLLOWING ITEMS:                                      FOLLOWING PLACES:
        ----------------                                      -----------------

Organization and proposed operation of the             See Further Information About
American ACRE Fund, including a description of the     Century, pages --- - ---, Information Regarding
investment objectives and policies of the ACRE         the Fund, pages --- - --- , Investment
Fund, and how the ACRE Fund seeks to achieve           Policies of the Fund, pages --- - --- and
such objectives                                        Other Investment Practices, Their
                                                       Characteristics and Risks, pages --- - --- of
                                                       the ACRE Fund prospectus

A description of the individuals who will be           See Management - Investment Management, page
managing the ACRE Fund, the services the               --- of the ACRE Fund prospectus
investment manager and subadvisor will provide,
and their fees

                                       12


     INFORMATION ABOUT THE                                  CAN BE FOUND IN THE
        FOLLOWING ITEMS:                                      FOLLOWING PLACES:
        ----------------                                      -----------------

The ACRE Fund's policy with respect to                 See Distributions, page ---, and Taxes, page
dividends and distributions and tax                    --- of the ACRE Fund prospectus
consequences of an investment in the ACRE Fund

An explanation of "net asset value" of your            See When Share Price Is Determined, page
shares                                                 ---, and How Share Price is Determined, page
                                                       of the ACRE Fund prospectus

Information about the ACRE Fund transaction            See Transaction and Operating Expense Table,
and operating expenses                                 page ___of the ACRE Fund prospectus

Information about distribution of the ACRE             See Distribution of Fund Shares, page --- of
Fund's shares, such as the name of the Fund's          the ACRE Fund prospectus and Transfer and
transfer agent and dividend paying agent,              Administrative Services, page --- of the ACRE
distributor of fund shares, and charges that           Fund prospectus
may be imposed by broker-dealers

The fund's minimum initial and subsequent              See How to Open An Account, page --- and
investments                                            Subsequent Investments, page --- of the
                                                       ACRE Fund prospectus

Information regarding the ACRE Fund's classes          See Further Information About American
of securities, description of 12b-1 Plan and           Century, page --- of the ACRE Fund prospectus
discussion of voting rights and restrictions
of ACRE Fund shareholders

Procedures for redeeming shares, refusals to           See How To Redeem Shares, page ---, Special
honor redemption requests and involuntary              Requirements for Large Redemptions, page ---
redemption of shares                                   and Redemption of Shares in Low-Balance
                                                       Accounts, page --- of the ACRE Fund prospectus

                                       13

INFORMATION ABOUT THE RREEF FUND

         Complete  information  about the RREEF Fund is  contained  in the RREEF
Fund Prospectus included with this Prospectus/Proxy Statement. The content of that prospectus is incorporated herein by reference. Below is a list of types of information about the RREEF Fund and the pages in the RREEF Fund Prospectus where the information can be found.

                INFORMATION ABOUT THE                                  CAN BE FOUND IN THE
                  FOLLOWING ITEMS:                                      FOLLOWING PLACES:
                  ----------------                                      -----------------

Condensed financial information about the              See Financial Highlights, page 4 of the RREEF
RREEF Fund                                             Fund prospectus

Organization and operation of the RREEF Fund,          See The Fund, page 11, and Investment
including a description of the investment              Objectives and Policies, pages 5-9 of the
objectives and policies of the RREEF Fund, how         RREEF Fund prospectus
the RREEF Fund seeks to achieve such objectives

A description of the individuals who will be           See Management of the Fund, pages 11-12 of
managing the RREEF Fund, the services the              the RREEF Fund prospectus
investment manager provides and its fees

Information about the administrator, transfer          See Administrator, Transfer Agent, Custodian
agent, dividend paying agent and distributor of        and Dividend Paying Agent, page 14 of the
the RREEF Fund and description of services             RREEF Fund prospectus provided

RREEF Fund transaction and operating expenses          See Fees and Expenses, page 3 of the RREEF
                                                       Fund prospectus

Management of the RREEF Fund's discussion of           See Management's Discussion and Analysis,
fund performance, including relevant market            pages --- - --- of the RREEF Fund annual
conditions, investment strategies and                  report, a copy of which is included herewith
techniques, and a graphic depiction of the
value of an investment in the fund at the end of
each fiscal year

The RREEF Fund's policy with respect to                See Dividends, Distributions and Taxes, page
dividends and distributions, and the tax               10 of the RREEF Fund prospectus
consequences of an investment in the RREEF Fund

An explanation of "net asset value" of your            See Calculation of Net Asset Value, pages
shares                                                 9-10 of the RREEF Fund prospectus

The RREEF Fund's minimum initial and                   See How to Purchase Shares, pages 14-15 of
subsequent investments                                 the RREEF Fund prospectus

Procedures for redeeming shares, involuntary           See How To Redeem Shares, pages 15-16 of the
redemption of shares and refusal to honor              RREEF Fund prospectus
redemption requests

                                       14

                      SHAREHOLDER TRANSACTIONS AND SERVICES

The discussion below describes and compares the shareholder transactions and services that are currently available to RREEF Fund shareholders, and those that will be available to ACRE Fund shareholders.

A.       Classes

         The RREEF Fund is an investment portfolio offering a single class of shares. The ACRE Fund is authorized to offer three classes of shares: Investor Class, Institutional Class and Advisor Class shares. Shareholders of the RREEF Fund will receive Investor Class shares if the merger is approved.

         Investor Class shares are intended for purchase by retail investors. Institutional Class and Advisor Class shares will be primarily offered to institutional investors or through institutional distribution channels.
Institutional Class shares will be made available for purchase by large institutional shareholders, such as bank trust departments, corporations, endowments, foundations and financial advisors that meet the ACRE Fund's minimum investment requirements for the Institutional Class. Institutional Class shares will not be available for purchase by insurance companies or participant directed employer-sponsored retirement plans. Advisor Class shares are intended for purchase by participants in employer-sponsored retirement or savings plans and for persons purchasing shares through broker-dealers, banks, insurance companies and other financial intermediaries that provide various administrative and distribution services.

         Each of the Investor Class, Institutional Class and Advisor Class shares are sold at net asset value without sales charges or commissions. Neither Investor Class nor Institutional Class shares are subject to any Rule 12b-1 or other distribution fees. Advisor Class shares are subject to a Rule 12b-1 shareholder services fee of 0.25% annually of the aggregate average daily net assets of the Service Class shares for the purpose of paying the costs and expenses incurred by financial intermediaries in providing recordkeeping and administrative services, and are also subject to a Rule 12b-1 distribution fee, equal to 0.25% (for a total of 0.50%) annually of the average daily net assets of the Advisor Class shares. The distribution fee is paid for the purpose of paying the costs of providing various distribution services. The shareholder servicing and distribution fees payable as described above are administered in accordance with the requirements of Rule 12b-1 under the Investment Company Act of 1940.

B.       Sales Loads and other Redemption Fees

         Neither fund imposes any sales loads or other charges on the purchase of shares or the reinvestment of dividends. In addition, neither fund imposes any contingent deferred sales charges or other charges upon the redemption of fund shares. With respect to each fund, redemption proceeds which are sent by wire are subject to a $10 processing fee, and any redemptions made within one year of purchase are subject to a redemption fee of 1% of the assets redeemed in the case of the RREEF Fund, and 2% of assets redeemed or exchanged, in the case of the ACRE Fund. Shareholders of the ACRE Fund will be able to exchange fund shares to other American Century funds up to six times per year per account.

                                       15

C.       Purchase Policies

         The following table summarizes the existing purchasing policies for each of the ACRE Fund and the RREEF Fund.

                                                        ACRE Fund                               RREEF Fund
                                                        ---------                               ----------

Minimum Initial Investment                $2,500 ($1,000 for IRA accounts and     $50,000; Minimum may be waived for
                                          Uniform Gifts/Transfers to Minors       (i) accounts beneficially owned or
                                          Acts ("UGMA/UTMA").  Minimums waived    controlled by officers, directors and
                                          if automatic investment plan to         employees of the fund, the Advisor
                                          account is established that is          and any affiliated entities; (ii) an
                                          equivalent of at least $50 per month.   investor when the aggregate of all
                                                                                  fund accounts beneficially owned or
                                                                                  controlled by that investor total at least
                                                                                  $50,000; and (iv) clients of the Advisor and
                                                                                  clients of any affiliated entities of the
                                                                                  Advisor, including officers, directors and
                                                                                  other affiliates of such clients.

Minimum Subsequent Investment             $250 for checks submitted without the   $1,000
                                          remittance portion of a previous
                                          statement or confirmation, $50 for
                                          all other types of subsequent
                                          investments.

Automatic Investment Plan                 Shareholders may elect to make          None
                                          investments automatically by
                                          authorizing payment directly from the
                                          shareholder's bank account.
                                          Automatic investments must be at
                                          least $50 per month.  Shareholders
                                          may also utilize automatic payroll
                                          and government direct deposits.

                                       16

                                                        ACRE Fund                               RREEF Fund
                                                        ---------                               ----------

Purchase Methods                          Shares are offered to the general       Shares are offered to the general
                                          public and may be purchased directly    public and may be purchased directly
                                          from American Century Investment        from Investors Bank & Trust Company
                                          Services, Inc. by mail, telephone,      by mail or wire.
                                          online access (subsequent purchases
                                          only),  by wire,  in  person at one of
                                          American Century's Investment Centers,
                                          or through  registered  broker-dealers
                                          and   other    qualified    providers.
                                          Qualified service providers may charge
                                          investors fees for their services.

Payment Methods                           Check, money order or wire payable in   Check or wire.
                                          U.S. dollars.  Subsequent investments
                                          may also be made by authorizing a
                                          direct draw on shareholder's bank
                                          account.


                                       17

D.       Redemption Policies

         The following table summarizes the existing redemption policies for each of the ACRE Fund and the RREEF Fund.

                                                        ACRE Fund                               RREEF Fund
                                                        ---------                               ----------

Redemption Requests                       Can be made by mail or telephone.                        Same
                                          Certain redemptions may require a
                                          signature guarantee.

Check Writing Privilege                   No                                                        No

Check-A-Month                             Shareholders with a balance of at                         No
                                          least $10,000 may automatically
                                          receive a check per month in an
                                          amount designated by the shareholder
                                          (minimum $50) to be redeemed from the
                                          shareholders account.

Other Automatic Redemptions               Shareholders with a balance of at                        None
                                          least $10,000 may elect to make
                                          redemptions automatically by
                                          authorizing American Century to send
                                          funds directly to the shareholder or
                                          to deposit automatically to the
                                          shareholders account at a bank or
                                          other financial institution.

                                       18


E.       Share Exchanges

         The following table summarizes the existing share exchange policies for each of the ACRE Fund and the RREEF Fund.

                                                        ACRE Fund                               RREEF Fund
                                                        ---------                               ----------
Share Exchange Policy                     Up to six times per year per account                     None
                                          if within minimum investment
                                          requirements.

Minimum                                   Required  Each  exchange  must  have a                   N/A
                                          value of at least $100,  except as
                                          noted below.

Automatic                                 Exchange Plan  Shareholders may set up                   None
                                          an  automatic  exchange  plan  between
                                          any two funds in an amount of
                                          at least $50 per month.

F.       Open Orders

         The following table summarizes the existing policies regarding open orders for each of the ACRE Fund and the RREEF Fund.

                                                        ACRE Fund                               RREEF Fund
                                                        ---------                               ----------

Open Order Service                        Shareholders may designate a price at                    None
                                          which they wish to purchase or redeem
                                          shares of a variable-priced fund by
                                          exchange from or to an American
                                          Century money market fund.  Orders
                                          not executed within 90 days will be
                                          canceled.  Open orders are accepted
                                          only by telephone or in person.


G.       Responsibility for Telephone Instructions

         Both the  RREEF  Fund and the ACRE  Fund  have  established  procedures designated to ensure the  authenticity  of  instructions  received by telephone.
These  procedures  include  requesting   personal   identification  of  callers,
recording  telephone  calls and  providing  written  confirmations  of telephone transactions. Telephone callers to the RREEF Fund will also be asked to identify the account  registration  and tax  identification  number for any account  from which shares are requested to be redeemed.  These  procedures  are designated to protect shareholders from unauthorized or fraudulent instructions.  In the event
that  either  fund  fails  to  employ  reasonable   procedures  to  confirm  the
genuineness of instructions,  it may be liable for losses due to unauthorized or fraudulent instructions.

                                       19

H.       Automated Information Line and Online Access

         The following table summarizes the existing automated information line and online access available for each of the ACRE Fund and the RREEF Fund.

                                                        ACRE Fund                               RREEF Fund
                                                        ---------                               ----------

Automated                                 Information  Line Available 24 hours a                   None
                                          day,  7 days a   week,  to receive
                                          fund  prices,  yields and total return
                                          figures.

Share Transactions via Automated          Provided certain conditions are                          N/A
Information Line                          satisfied, shareholders may make
                                          investments,   obtain  share  balance,
                                          value and  information  on their  most
                                          recent    transactions,    and    make
                                          exchanges from one fund to another.

Redemption Instructions via Automated     No                                                        No
Information Line

Internet Access                           Available 24 hours a day, 7 days a                        No
                                          week, to access information on fund
                                          daily share prices, updates on major
                                          market indices and view historical
                                          performance of funds.  Shareholders
                                          may also view account balances and
                                          activity, make subsequent investments
                                          from bank accounts and exchange
                                          shares between funds if they select
                                          this service on account applications.

I.       Dividends and Distributions

         The following  table shows the policies  concerning the declaration and payment of dividends from net investment income.
                                                      ACRE Fund                               RREEF Fund
                                                      ---------                               ----------

Dividends                               Declared and paid twice yearly                             Same
                                        (usually June and December).

Capital gains                           Declared and paid annually  unless
                                        compliance  with  the  Internal  Revenue                   Same (usually distributed
                                        Code and its  Regulations  require  more                   in December).
                                        frequent distributions.

                                       20

                     INFORMATION RELATING TO VOTING MATTERS

GENERAL INFORMATION

         This Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of the RREEF Fund. Proxies may be solicited by officers of the RREEF Fund and the ACRE Fund, as well as their affiliates and employees. It is anticipated that the solicitation of proxies will be primarily by mail, telephone, facsimile or personal interview. Authorizations to execute proxies may be obtained by telephonic or electronically transmitted instructions in accordance with procedures designed to authenticate the shareholder's identity and to confirm that the shareholder has received the Prospectus/Proxy Statement and proxy card. If you have any questions regarding voting your shares or the proxy, you should call Peter J. Broccolo, Vice President, RREEF Client Relations, at (312) 266-9300.

VOTING AND REVOCATION OF PROXIES

         The fastest and most convenient way to vote your shares is to complete, sign and mail the enclosed proxy voting card to us in the enclosed envelope. This will help us obtain a quorum for the meeting and avoid the cost of additional proxy solicitation efforts. If you return your proxy to us, we will vote it exactly as you tell us. If you simply sign the card and return it, we will follow the recommendation of the Board of Directors and vote "FOR" the merger.

         Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting a written notice of revocation, or a subsequently executed proxy, or by attending the meeting and voting in person.

RECORD DATE

         Only shareholders of record at the close of business on April 25, 1997 will be entitled to vote at the meeting. On that date there were [-----] shares of the RREEF Fund entitled to be voted at the meeting or any adjournment of the meeting.

QUORUM

         A quorum is the number of shareholders legally required to be at a meeting in order to conduct business. The quorum for the Shareholders Meeting is a majority of all of the outstanding votes of the fund entitled to be cast at the meeting. Shares may be represented in person or by proxy. Proxies properly executed and marked with a negative vote or an abstention will be considered to be present at the meeting for the purposes of determining the existence of a quorum for the transaction of business. If a quorum is not present at the meeting, or if a quorum is present at the meeting but sufficient votes are not received to approve the Agreement and Plan of Merger, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the meeting in person or by proxy. If a quorum is not present, the persons named as proxies will vote those proxies for which they are required to vote FOR the Agreement and Plan of Merger in favor of such adjournments, and will vote those proxies for which they are required to vote AGAINST such proposals against any adjournment.

                                       21

SHAREHOLDER VOTE REQUIRED

         The Agreement and Plan of Merger must be approved by the holders of a majority of the outstanding shares of the RREEF Fund entitled to vote on the merger.

         In tallying shareholder votes, abstentions and broker non-votes (i.e., proxies sent in by brokers and other nominees that cannot be voted on a proposal because instructions have not been received from the beneficial owners) will be counted for purposes of determining whether or not a quorum is present for purposes of convening the meeting. Abstentions and broker non-votes will, however, be considered to be a vote against the Agreement and Plan of Merger.

COST OF PROXY SOLICITATION

         The cost of the proxy solicitation and shareholder meeting will be borne by ACIM and not by the shareholders of either fund.

CERTAIN RREEF FUND SHAREHOLDERS

         At April 25, 1997, the name, address, number of shares and percentage of ownership of the persons who owned of record 5% or more of the RREEF Fund, and the percentage of the respective Investor Class shares of the ACRE Fund that would be owned by those persons upon the consummation of the merger based upon their holdings on April 25, 1997, are as follows. Any shareholder who owns greater than 25% of the shares of either fund may be deemed to be a controlling person of that fund.



                                                                                            Percentage of Shares
                                                                                             to be Owned After
                                                             Number of     Percentage of    Consummation of the
                Shareholder Name and Address                   Shares        Ownership             Merger

Merrill Lynch Trust Company of California FBO RREEF            344,235       34.62%           34.62%
Management Co., P.O. Box 30532, New Brunswick, New Jersey

Arntz Builders, 19 Pamaron Way, Novato, California             131,905       13.27%           13.27%

Colorado Cement Masons Pension Trust Fund, 7000 N. Broadway,   116,528       11.72%           11.72%
Bldg. 3, Suite 300A, Denver, Colorado

Gregory L. Melchor, 635 Emerson St., Palo Alto, California     100,200       10.08%           10.08%

Arntz Builders, Profit Sharing Trust, 19 Pamaron Way,          62,342        6.27%            6.27%
Novato, California

         At April 25, 1997, the trustees and officers of the RREEF Fund, as a group, owned --------% of the outstanding shares of the RREEF Fund, and an additional -----% as owners of a portion of the account at Merrill Lynch Trust Company of California FBO RREEF Management Company.

                                       22

         APPRAISAL RIGHTS. Shareholders are not entitled to any rights of share appraisal under the Company's Articles of Incorporation, or under the laws of the State of Maryland.

         ANNUAL MEETINGS. ACCP does not intend to hold regular annual meetings of shareholders. Shareholders have the right to call a meeting of shareholders to consider the removal of one or more directors or for other matters and such meetings will be called when requested in writing by the holders of record of 10% or more of the fund's votes. To the extent required by law, ACCP will assist in shareholder communications on such matters.

                             ADDITIONAL INFORMATION

         Information about the RREEF Fund is incorporated herein by reference from its Prospectus and Statement of Additional Information, each dated March 1, 1997, and its Annual Report for the fiscal year ended October 31, 1996. The Prospectus, Statement of Additional Information and Annual Report accompany this Prospectus/Proxy Statement. Information about the ACRE Fund is incorporated herein by reference from the ACRE Fund's Prospectus and Statement of Additional Information, each dated May 21, 1997. The ACRE Fund Prospectus and Statement of Additional Information also accompany this Prospectus/Proxy Statement.

         Reports and other information filed by the RREEF Fund and the ACRE Fund can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates or by accessing the Web site maintained by the SEC (www.sec.gov).

                                   LITIGATION

         Neither the RREEF Fund nor ACCP is involved in any litigation or proceeding.

                              FINANCIAL STATEMENTS

         The financial highlights and financial statements for the RREEF Fund for the year ended October 31, 1996 are contained in its Annual Report to shareholders, which accompanies and is incorporated by reference into this Prospectus/Proxy Statement. Because it is a newly organized fund, the ACRE Fund has no financial highlights or financial statements.

         The audited financial statements of the RREEF Fund for the fiscal year ended October 31, 1996, contained in its Annual Report and incorporated by reference in this Prospectus/Proxy Statement, have been incorporated herein in reliance on the reports of Deloitte & Touche LLP, independent accountants, given upon the authority of such firm as experts in accounting and auditing.

                                       23

                         PRO FORMA FINANCIAL STATEMENTS

         Because the ACRE Fund, immediately prior to the merger, will have no assets, the financial statements of the RREEF Fund immediately prior to the merger will constitute the financial statements of the ACRE Fund immediately after the merger. Therefore, financial statements of the RREEF Fund for the fiscal year ended October 31, 1996 are incorporated herein as the pro forma financial statements of the ACRE Fund illustrating the effect of the merger.

                                 OTHER BUSINESS

         The Board of Directors of the RREEF Fund knows of no other business to be brought before the meeting. However, if any other matters come before the meeting, it is the intention that proxies which do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

                              SHAREHOLDER INQUIRIES

         Shareholder  inquiries may be addressed to the RREEF Fund in writing at
the  address  or  telephone   number  set  forth  on  the  cover  page  of  this
Prospectus/Proxy Statement.


         SHAREHOLDERS ARE REQUESTED TO DATE AND SIGN EACH ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. PLEASE RETURN YOUR PROXY CARD EVEN IF YOU ARE PLANNING TO ATTEND THE MEETING. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PART C   OTHER INFORMATION

ITEM 15  Indemnification.

The Registrant is a Maryland corporation. Section 2-418 of the Maryland General Corporation Law allows a Maryland corporation to indemnify its officers, directors, employees and agents to the extent provided in such statute.

Article XIII of the Registrant's Articles of Incorporation, Exhibit 1, requires the indemnification of the Registrant's directors and officers to the extent permitted by Section 2-418 of the Maryland General Corporation Law, the Investment Company Act of 1940 and all other applicable laws.

The Registrant has purchased an insurance policy insuring its officers and directors against certain liabilities which such officers and directors may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and directors by way of indemnification against such liabilities, subject in either case to clauses respecting deductibility and participation.

ITEM 16. Exhibits (all exhibits not filed herein are being incorporated herein by reference).

1.       (a)      Articles  of   Incorporation   of  American   Century  Capital
                  Portfolios,   Inc.   (formerly   Twentieth   Century   Capital
                  Portfolios, Inc.), dated June 11, 1993 (filed electronically as an exhibit to Post-Effective Amendment No. 5 on Form N-1A on July 31, 1996, File No. 33-64872).

         (b) Articles Supplementary of American Century Capital Portfolios, Inc. (formerly Twentieth Century Capital Portfolios, Inc.), dated March 11, 1996 (filed electronically as an exhibit to Post-Effective Amendment No. 5 on Form N-1A on July 31, 1996, File No. 33-64872).

         (c) Articles of Amendment of American Century Capital Portfolios (formerly Twentieth Century Capital Portfolios, Inc.), Inc., dated December 2, 1996 (filed electronically as an exhibit to Post-Effective Amendment No. 7 on Form N-1A on March 3, 1997, File No. 33-64872).

         (d) Articles Supplementary of American Century Capital Portfolios, Inc., dated December 2, 1996 (filed electronically as an exhibit to Post-Effective Amendment No. 7 on Form N-1A on March 3, 1997, File No. 33-64872).

2. By-laws of American Century Capital Portfolios, Inc. (formerly Twentieth Century Capital Portfolios, Inc.), (filed electronically as an exhibit to Post-Effective Amendment No. 5 on Form N-1A on July 31, 1996, File No. 33-64872).

3.       Voting Trust Agreements - None.

4.       Agreement and Plan of Merger (filed herein as EX-99.4).

5. Specimen securities (filed as an exhibit to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of the Registrant, File No. 33-64872)

6.       (a)      Form of Management  Agreement between American Century Capital
                  Portfolios,  Inc. and American Century Investment  Management,
                  Inc., dated May --, 1997 (filed electronically as an exhibit to Post-Effective Amendment No. 7 on form N-1A on March 3,
                  1997, File No. 33-54872.

         (b)      Form of  Investment  Subadvisory  Agreement  between  American
                  Century Investment Management, Inc. and RREEF Real Estate Securities Advisers L.P., dated May --, 1997 (filed electronically as an exhibit to Post-Effective Amendment No. 7 on form N-1A on March 3, 1997, File No. 33-54872.

7. Distribution Agreement between TCI Portfolios, Inc., American Century Capital Portfolios, Inc., (formerly known as Twentieth Century Capital Portfolios Inc.) Twentieth Century Investors, Inc., Twentieth Century Premium Reserves, Inc., Twentieth Century Strategic Asset Allocations, Inc., Twentieth Century World Investors, Inc., and Twentieth Century Securities, Inc. dated September 3, 1996 (filed electronically as an exhibit to Post-Effective Amendment No. 75 on form N-1A of Twentieth Century Investors, Inc., File No. 2-14213).

8.       Bonus and Profit Sharing Plan, Etc. - None.

9.       (a)      Custodian  Agreement,  dated as of September  21, 1994, by and between American Century Capital  Portfolios,  Inc.  (formerly
                  Twentieth  Century  Capital   Portfolios,   Inc.)  and  United
                  Missouri Bank, N.A. (filed electronically as an exhibit to Post-Effective Amendment No. 5 on Form N-1A on July 31, 1996,
                  File No. 33-64872).

         (b) Custody Agreement dated September 12, 1995, between UMB Bank, N.A., Investors Research Corporation, Twentieth Century Investors, Inc., Twentieth Century World Investors, Inc., Twentieth Century Premium Reserves, Inc. and American Century Capital Portfolios, Inc. (formerly Twentieth Century Capital Portfolios, Inc.) (filed as an exhibit to Pre-Effective Amendment No. 4 on Form N-1A of Twentieth Century Strategic Asset Allocations, Inc., File No. 33-79482).

         (c) Amendment No. 1 to Custody Agreement, dated January 25, 1996, between UMB Bank, N.A., Investors Research Corporation, Twentieth Century Investors, Inc., Twentieth Century World Investors, Inc., Twentieth Century Premium Reserves, Inc. and American Century Capital Portfolios, Inc. (formerly Twentieth Century Capital Portfolios, Inc.) (filed as an exhibit to Pre-Effective Amendment No. 4 on Form N-1A of Twentieth Century Strategic Asset Allocations, Inc., File No. 33-79482).

         (d) Global Custody Agreement between Chase Manhattan Bank, N.A., and the American Century (formerly Twentieth Century and
                  Benham) funds dated August 9, 1996 (filed as an exhibit to Post-Effective Amendment No. 31 on Form N-1A of American Century Government Income Trust, File No. 2-99222).

         (e) Master Agreement between Commerce Bank, N.A. and Twentieth Century Services, Inc. dated January 22, 1997 (filed as an exhibit to Post-Effective Amendment No. 76 on Form N-1A of American Century Mutual Funds, Inc., File No. 2-14213).

10.      (a)      Master Distribution and Shareholder  Services Plan of American
                  Century Capital  Portfolios,  Inc. (formerly Twentieth Century
                  Capital Portfolios, Inc.,), Twentieth Century Investors, Inc.,
                  Twentieth  Century  Strategic  Asset  Allocations,   Inc.  and
                  Twentieth Century World Investors,  Inc. (Advisor Class) dated
                  September 3, 1996 (filed electronically as an exhibit to Post-Effective Amendment No. 75 on Form N-1A of Twentieth
                  Century Investors, Inc., File No. 2-14213).

         (b)      Shareholder   Services  Plan  of  American   Century   Capital
                  Portfolios, Inc. (formerly Twentieth Century Capital Portfolios, Inc.), Twentieth Century Investors, Inc., Twentieth Century Strategic Asset Allocations, Inc., and Twentieth Century World Investors, Inc. (Service Class) dated September 3, 1996 (filed electronically as an exhibit to Post-Effective Amendment No. 75 on Form N-1A of Twentieth Century Investors, Inc., File No. 2-14213).

11.      Opinion and consent of Counsel (filed herein as EX-99-11).

12. Opinion and Consent of Dechert Price & Rhoads with respect to tax matters (to be filed by amendment).

13. Transfer Agency Agreement, dated as of August 1, 1993, by and between American Century Capital Portfolios, Inc. (formerly Twentieth Century Capital Portfolios, Inc.), and Twentieth Century Services, Inc. (filed electronically as an exhibit to Post-Effective Amendment No. 5 on Form N-1A on July 31, 1996, File No. 33-64872).

14.      Consent of Deloitte & Touche LLP (filed herein as EX- 99-14).

15.      Not applicable.

16. Power of Attorney (filed electronically as an exhibit to Post-Effective Amendment No. 5 on Form N-1A on July 31, 1996, File No. 33-64872).

17.      Form of Proxy (filed herein as EX-99.17).

ITEM 17. Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of Kansas City, State of Missouri on the 18th day of April, 1997.

                         American Century Capital Portfolios, Inc.
                                  (Registrant)
                         By: /s/ James E. Stowers III
                         James E. Stowers III, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                                   Title                          Date
         ---------                                   -----                          ----

*James E. Stowers, Jr                       Chairman of the Board               April 18, 1997
------------------------                    and Director
James E. Stowers, Jr.

/s/ James E. Stowers III                    President, Director                 April 18, 1997
------------------------                    and Principal Executive
James E. Stowers, III                       Officer

*Robert T. Jackson                          Executive Vice President-           April 18, 1997
------------------------                    Finance and Principal
Robert T. Jackson                           Financial Officer

*Maryanne Roepke                            Treasurer and Principal             April 18, 1997
------------------------                    Accounting Officer
Maryanne Roepke

*Thomas A. Brown                            Director                            April 18, 1997
------------------------
Thomas A. Brown

*Robert W. Doering, M.D.                    Director                            April 18, 1997
-------------------------
Robert W. Doering, M.D.

*D. D. (Del) Hock                           Director                            April 18, 1997
-------------------------
D. D. (Del) Hock

*Linsley L. Lundgaard                       Director                            April 18, 1997
-------------------------
Linsley L. Lundgaard

*Donald H. Pratt                            Director                            April 18, 1997
--------------------------
Donald H. Pratt

*Lloyd T. Silver, Jr.                       Director                            April 18, 1997
--------------------------
Lloyd T. Silver, Jr.

*M. Jeannine Strandjord                     Director                            April 18, 1997
---------------------------
M. Jeannine Strandjord

*By /s/ James E. Stowers III
      James E. Stowers III
      Attorney-in-Fact